VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention:    Stephen Krikoria
Melissa Walsh
Ji Shin
Katherine Wray
Re:    CTS Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 24, 2015
Form 10-Q for the Quarterly Period Ended September 27, 2015
Filed October 27, 2015
File No. 001-04639

Ladies and Gentlemen:
CTS Corporation, an Indiana corporation (“CTS”, “we” or the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated January 26, 2016 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2015.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated the Staff’s comment before the correspondence response.

Form 10-Q for the Quarterly Period Ended September 27, 2015

Notes to Condensed Consolidated Financial Statements - Unaudited

Note 9 – Contingencies, page 13

1.	We note your response to prior comment 7. In regard to your environmental remediation obligations, you indicate in your response that an estimate of possible excess liabilities, if any, cannot be made. Accordingly, you should disclose that an estimate of the reasonably possible loss exceeding amounts recognized cannot be made and consider disclosing the reasons why it cannot be made. In regard to your other claims, tell us whether it is reasonably possible that a loss exceeding amounts recognized may have been incurred. If so, you should either disclose the estimated additional loss, or state that such an estimate cannot be made. As previously requested, tell us what consideration you gave to providing these disclosures. Refer to ASC 450-20-50-3 through 50-5 as well as ASC 410-30-50.

Response:

Regarding the environmental remediation obligations, instead of stating that an estimate of any possible excess liabilities cannot be made, we will state that we do not have any known environmental obligations where a loss is probable or reasonably possible of occurring for which we do not have a reserve, nor do we have any amounts that are not reserved because the amount of the loss cannot be reasonably estimated. Our revised disclosure may look substantially as follows:

“In the opinion of management, based upon presently available information relating to all such matters, adequate provision for probable and estimable costs have been recorded. We do not have any known environmental obligations where a loss is probable or reasonably possible of occurring for which we do not have a reserve, nor do we have any amounts for which we have not reserved because the amount of the loss cannot be reasonably estimated. Due to the inherent nature of environmental obligations, CTS cannot provide assurance that its ultimate environmental investigation and clean-up costs and liabilities will not materially exceed the amount of its current reserve. Our reserve and disclosures will be adjusted accordingly if additional information becomes available in the future.”

In Note 9, Contingencies, the statement “either adequate provision for anticipated costs has been reserved or the ultimate anticipated costs will not materially affect CTS’ consolidated financial position, results of operations, or cash flows” refers to other claims that are not specifically reviewed in Note 9. In future filings, to be more clear, we will change our disclosure to state that, except as noted therein, we do not have any known pending loss contingencies that are probable or reasonably possible of having a material impact on our consolidated financial position, results of operations or cash flows. We will update our disclosure with language substantially similar to the following:

“Certain other claims are pending against CTS with respect to matters arising out of the ordinary conduct of CTS’ business. Although the ultimate outcome of any potential litigation resulting from these claims cannot be predicted with certainty, and some may be disposed of unfavorably to us, management believes that adequate provision for anticipated costs have been established based upon all presently available information. Except as noted herein, we do not believe we have any pending loss contingencies that are probable or reasonably possible of having a material impact on our consolidated financial position, results of operations or cash flows.”

We believe the changes above specifically address the required disclosures for both recognized and unrecognized contingencies referred to in ASC 450-20-50-3 through 50-5 as well as ASC 410-30-50.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at 630-577-8800.
Very truly yours,

CTS CORPORATION
/s/ _Ashish Agrawal________________
Ashish Agrawal
Vice President and Chief Financial Officer